UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 2, 2023 titled “GeoPark Announces Consolidated 2022 Certified 2P Reserves of 128 Million BOE with Net Present Value (After Tax) of $1.8 Billion”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES CONSOLIDATED 2022 CERTIFIED 2P RESERVES OF 128 MILLION BOE WITH NET PRESENT VALUE (AFTER TAX) OF $1.8 BILLION

IN COLOMBIA:

2022 CERTIFIED 2P RESERVES OF 110 MILLION BOE

WITH NET PRESENT VALUE (AFTER TAX) OF $1.6 BILLION

105% RESERVE REPLACEMENT OF PROVEN DEVELOPED RESERVES

Bogota, Colombia – February 2, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announced its independent oil and gas reserves assessment, certified by DeGolyer and MacNaughton Corp. (D&M), under PRMS methodology, as of December 31, 2022.

All reserves included in this release refer to GeoPark working interest reserves before royalties paid in kind, except when specified. All figures are expressed in US Dollars. Definitions of terms are provided in the Glossary on page 11.

2022 Year-End D&M Certified Oil and Gas Reserves and Highlights:

Colombia Reserves

•	PD Reserves: Proven developed (PD) reserves in Colombia of 50.4 mmboe, with a PD reserve life index (RLI) of 4.1 years

•	1P Reserves: Proven (1P) reserves in Colombia of 69.9 mmboe, with a 1P RLI of 5.7 years. Net present value after tax discounted at 10% (NPV10 after tax) of 1P reserves of $1.1 billion

•	2P Reserves: Proven and probable (2P) reserves in Colombia of 109.9 mmboe, with a 2P RLI of 8.9 years. NPV10 after tax of 2P reserves of $1.6 billion

•	3P Reserves: Proven, probable and possible (3P) reserves in Colombia of 163.6 mmboe, with a 3P RLI of 13.3 years. NPV10 after tax of 3P reserves of $2.2 billion

•	Future Development Capital: Future development capital to develop 1P, 2P and 3P reserves in Colombia of $2.2 per barrel, $2.1 per barrel and $2.2 per barrel, respectively

Consolidated Reserves

•	PD Reserves: PD reserves of 56.0 mmboe, with a PD RLI of 4.0 years

•	1P Reserves: 1P reserves of 76.1 mmboe, with a 1P RLI of 5.4 years. NPV10 after tax of 1P reserves of $1.2 billion

•	2P Reserves: 2P reserves of 128.4 mmboe, with a 2P RLI of 9.1 years. NPV10 after tax of 2P reserves of $1.8 billion

•	3P Reserves: 3P reserves of 196.3 mmboe, with a 3P RLI of 13.9 years. NPV10 after tax of 3P reserves of $2.6 billion

•	Future Development Capital: Future development capital to develop 1P, 2P and 3P reserves of $2.1 per barrel, $2.7 per barrel and $2.8 per barrel, respectively

Net Present Value and Value Per Share

•	2P NPV10 after tax of $1.8 billion

•	Net debt-adjusted 2P NPV10 after tax of $24.7 per share ($21.0 per share in Colombia)

Recent Events (Not included in the 2022 Year-End D&M Certification)

•	Llanos 34 (GeoPark operated, 45% WI): Guaco Sur 1 exploration well was spudded and reached total depth in December 2022. Initial testing activities carried out in the Guadalupe formation currently show a production rate of 976 bopd of 22 degrees API with 11% water cut, after two days of testing

•	CPO-5 (GeoPark non-operated, 30% WI): Spudded the Yarico 1 exploration prospect in late January 2023, targeting an exploration prospect adjacent to the Mariposa field, expecting to reach total depth in late February or early March 2023. Yarico 1 is expected to be followed by the Halcon 1 exploration well, targeting an exploration prospect in the northern part of the block, adjacent to the Llanos 34 block

•	Llanos 87 (GeoPark operated, 50% WI): Tororoi 1 exploration well reached total depth in December 2022, with preliminary logging information indicating hydrocarbons in the Ubaque, Guadalupe (Barco) and Mirador formations. Currently drilling the Zorzal 1 exploration well, targeting to reach total depth by mid-February 2023

•	Platanillo (GeoPark operated, 100% WI): Alea NW 1 exploration well was spudded in September 2022 with preliminary logging information indicating hydrocarbons in the U and N formations. Production tests in the N formation started in January 2023, with initial rates of 245 bopd

2023 Work Program: Growing Production, Drilling More Wells and Giving Back to Shareholders

•	2023 production guidance of 39,500-41,500 boepd (assuming no production from the exploration drilling program)

•	Self-funded 2023 capital expenditures program of $200-220 million to drill 50-55 gross wells (including 10-15 low-risk high-potential exploration and appraisal wells)

•	At $80-90 per bbl Brent, GeoPark expects to generate an Adjusted EBITDA of $510-580 million and a free cash flow[1] of $120-140 million[2]

•	Targeting to return approximately 40-50% of free cash flow after taxes to shareholders

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “On the back of our large inventory of low-risk, low-cost and profitable reserves, once again GeoPark increased production, cash flow and shareholder returns in 2022. We begin 2023 uniquely positioned to continue generating value through development of our multi-year project inventory with more production and more drilling, including an extensive exploration program on proven acreage that can be quickly converted to production and cash flow and a strong commitment to return 40-50% of free cash flow to shareholders.”

1 The Company is unable to present a quantitative reconciliation of the 2023 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2023 free cash flow forecast.

2 Free cash flow is used here as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash taxes. 2023 cash taxes include GeoPark’s preliminary estimates of the full impact of the new tax reform in Colombia, irrespective of the timing of its cash impact, expected in 2023 or early 2024.

Net Present Value per Share by Country

The table below presents GeoPark’s 2P NPV after tax per share, by country, as of December 31, 2022.

2022 Net Present Value per Share	Colombia	Chile	Brazil	Ecuador	Total
2P Reserves (mmboe)	109.9	14.6	2.0	1.8	128.4
2P NPV10 after tax ($ mm)	1,580	159	33	21	1,793
Shares Outstanding (mm)	57.6	57.6	57.6	57.6	57.6
($/share)	27.4	2.7	0.6	0.3	31.1

The table below illustrates the details of the net debt adjusted 2P NPV10 after tax per share:

2022 Net Debt Adjusted 2P NPV10 After Tax per Share	Colombia	Total
2P NPV10 after tax ($ mm)	1,580	1,793
Shares Outstanding (mm)	57.6	57.6
Subtotal ($/share)	27.4	31.1
Net Debta/Share ($/share)	-6.4	-6.4
Net Debt Adjusted 2P NPV10 After Tax per Share ($/share)	21.0	24.7

(a) Net debt adjusted 2P NPV10 after tax per share is shown on a consolidated basis. Net debt considers financial debt of $497.6 million less $128.8 million of cash & cash equivalents (both figures unaudited and as of December 31, 2022).

2021 Year-End to 2022 Year-End Reserves Evolution

Colombia (mmboe)	PD	1P	2P	3P
2021 Year-End Reserves	49.9	82.2	135.8	211.0
2022 Production	-12.3	-12.3	-12.3	-12.3
Discoveries and Extensions	12.0	0.2	1.9	4.8
Technical Revisions (*)	1.2	2.3	-11.0	-35.5
Economic Factors	-0.3	-2.5	-4.4	-4.4
2022 Year-End Reserves	50.4	69.9	109.9	163.6
2022 Reserve Life (years)	4.1	5.7	8.9	13.3

Total (mmboe)	PD	1P	2P	3P
2021 Year-End Reserves	58.1	91.6	159.2	248.3
2022 Production	-14.1	-14.1	-14.1	-14.1
Discoveries and Extensions	12.7	1.1	4.1	8.7
Technical Revisions (*)	1.7	2.9	-12.7	-38.1
Economic Factors	-0.5	-2.8	-4.5	-4.4
Divestments (Argentina)	-2.0	-2.6	-3.5	-4.1
2022 Year-End Reserves	56.0	76.1	128.4	196.3
2022 Reserve Life (years)	4.0	5.4	9.1	13.9

(*) Negative technical revisions of 2P and 3P reserves were mainly associated with the Llanos 34 and CPO-5 blocks and to a lesser extent in the Fell block, partially offset by positive technical revisions in the Platanillo block.

Future Development Capital – D&M Report (Undiscounted)

The tables below present D&M’s best estimate of future development capital (undiscounted)3 and the unit value per boe by category of certified reserves as of December 31, 2022:

Colombia	PD	1P	2P	3P
Future Development Capital ($ mm)	30.3	150.6	235.4	358.8
Reserves (mmboe)	50.4	69.9	109.9	163.6
Future Development Capital ($/boe)	0.6	2.2	2.1	2.2

Total	PD	1P	2P	3P
Future Development Capital ($ mm)	30.3	159.2	349.2	543.8
Reserves (mmboe)	56.0	76.1	128.4	196.3
Future Development Capital ($/boe)	0.5	2.1	2.7	2.8

3 Based on development plans provided by the Company.

2022 Year-End Reserves Summary

Following oil and gas production of 14.1 mmboe in 2022, D&M certified 2P reserves of 128.4 mmboe (91% oil and 9% gas) as of December 31, 2022. By country, the 2P reserves were 86% in Colombia, 11% in Chile, 2% in Brazil, and 1% in Ecuador.

Reserves Summary by Country and Category

Country	Reserves Category	December 2022 (mmboe)	% Oil	December 2021 (mmboe)	% Change
Colombia	PD	50.4	100%	49.9	1%
	1P	69.9	100%	82.2	-15%
	2P	109.9	100%	135.8	-19%
	3P	163.6	100%	211.0	-22%
Chile	PD	3.4	31%	3.8	-11%
	1P	4.1	39%	4.4	-7%
	2P	14.6	35%	17.3	-16%
	3P	27.0	34%	30.4	-11%
Brazil	PD	1.7	0%	2.5	-32%
	1P	1.7	0%	2.5	-32%
	2P	2.0	0%	2.6	-23%
	3P	2.1	1%	2.8	-25%
Ecuador	PD	0.5	100%	-	-
	1P	0.5	100%	-	-
	2P	1.8	100%	-	-
	3P	3.5	100%	-	-
Argentina	PD	-	-	2.0	-
	1P	-	-	2.6	-
	2P	-	-	3.5	-
	3P	-	-	4.1	-
Total	PD	56.0	92%	58.1	-4%
(D&M Certified)	1P	76.1	94%	91.6	-17%
	2P	128.4	91%	159.2	-19%
	3P	196.3	90%	248.3	-21%
Total Pro forma	PD	56.0	92%	56.1	0%
(Excluding Argentina)	1P	76.1	94%	89.0	-14%
	2P	128.4	91%	155.7	-18%
	3P	196.3	90%	244.2	-20%

Analysis by Country

Colombia

Llanos 34 block

Llanos 34 average gross production increased by 2% to 57,016 bopd (or 25,657 bopd net) in 2022 compared to 2021.

GeoPark’s drilling plan in 2022 in the Llanos 34 block was focused on low-risk development projects that resulted in net PD reserve additions with an 86% reserve replacement, and to a lesser extent in riskier delineation and appraisal wells that continued delineating the Jacana and Tigui fields.

The Llanos 34 block represented 85%, 80% and 79% of GeoPark’s 1P, 2P and 3P D&M certified reserves in Colombia, respectively.

GeoPark’s 2P D&M certified reserves in the Llanos 34 block in Colombia totaled 87.7 mmbbl in 2022 compared to 105.8 mmbbl in 2021, mainly resulting from 9.4 mmbbl production, 5.8 mmbbl of negative technical revisions and 2.9 mmbbl of economic factors.

As of December 31, 2022, the Llanos 34 block included approximately 49 future development drilling locations (2P, gross)4.

The 1P RLI was 6.3 years, while the 2P RLI was 9.4 years.

Gross original oil in place in the Llanos 34 block is estimated to be 0.85-1 billion barrels5. Cumulative production since 2012 to 2022 of approximately 156 mmbbl gross, representing a recovery of approximately 15-18% of the original oil in place, whereas the 2P reserves consider an ultimate recovery factor of approximately 38%.

CPO-5 block

CPO-5 average gross production reached a new record high and increased by 50% to 18,600 bopd in 2022 compared to 2021 with continuing strong reservoir performance in the Indico field.

The 2022 drilling plan executed by the operator in the CPO-5 block included successful development drilling in the Indico field and a new oil discovery, Cante Flamenco, that resulted in overall net PD and 1P reserve additions with a 200% and 157% reserve replacement.

During 2022, D&M updated its review of the geological model in the Indico field that included a reinterpretation of the 3D seismic and structural geology based on new information provided by new wells drilled that resulted in negative technical revisions to net 2P reserves for approximately 7 mmbbl and to net 3P reserves for approximately 31 mmbbl. The 2023 work program includes drilling activities to continue delineating the northwestern part of the Indico field.

The CPO-5 block represented 9%, 11% and 12%, of GeoPark’s 1P, 2P and 3P D&M certified reserves in Colombia, respectively.

GeoPark’s 2P D&M certified reserves in CPO-5 totaled 12.6 mmbbl in 2022 compared to 20.0 mmbbl in 2021, mainly reflecting 2.0 mmbbl production and negative technical revisions of approximately 7 mmbbl, partially offset by discoveries of 1.9 mmbbl.

The 1P RLI was 3.8 years, while the 2P RLI was 6.2 years.

The 2023 drilling campaign includes the drilling of 4-6 gross wells, including 1-2 development wells and 3-4 exploration wells. The exploration program targets high-potential nearfield projects adjacent to and on trend with the Llanos 34 block.

Total Colombia (Llanos 34, CPO-5, Platanillo and Llanos 32 blocks)

4 D&M best estimate.

5 D&M best estimate of 1P-3P gross original oil in place.

GeoPark’s 2P D&M certified reserves in Colombia totaled 109.9 mmbbl in 2022 compared to 135.8 mmbbl in 2021, resulting from 12.3 mmboe production, negative technical revisions of 11.0 mmbbl (mainly in the Llanos 34 and CPO-5 blocks, partially offset by positive revisions in the Platanillo block) and 4.4 mmbbl of lower reserves due to economic factors, partially offset by 1.9 mmbbl reserve additions in the CPO-5 block related to the discovery of the Cante Flamenco oil field.

As of December 31, 2022, GeoPark blocks in Colombia included approximately 78 future development drilling locations (2P, gross)6.

The 1P RLI was 5.7 years, while the 2P RLI was 8.9 years.

Chile

GeoPark’s 2P D&M certified reserves in Chile totaled 14.6 mmboe in 2022 compared to 17.3 mmboe in 2021, with lower reserves resulting from negative revisions of 1.9 mmboe and oil and gas production of 0.9 mmboe.

The 1P RLI was 4.8 years and the 2P RLI was 17.1 years.

The Fell block (GeoPark operated, 100% WI) represented 100% of GeoPark 2P D&M certified reserves in Chile.

The 2P D&M reserves in Chile were 35% oil and 65% gas.

Brazil

GeoPark’s 2P D&M certified reserves in Brazil totaled 2.0 mmboe compared to 2.5 mmboe in 2021, reflecting production of 0.5 mmboe during 2022.

The 1P RLI was 3.0 years and the 2P RLI was 3.7 years.

The Manati field (GeoPark non-operated, 10% WI) represented 100% of GeoPark Brazil 2P D&M certified reserves.

The 2P D&M reserves in Brazil were less than 1% oil and condensate, and more than 99% gas.

Ecuador

GeoPark’s 2P D&M certified reserves in Ecuador totaled 1.8 mmbbl which resulted from successful exploration drilling activities executed in 2022 in the Perico (GeoPark non-operated, 50% WI) and Espejo (GeoPark operated, 50% WI) blocks. Further development and appraisal drilling activities are expected in 2023 to continue delineating the fields.

The 1P RLI was 1.5 years and the 2P RLI was 5.8 years.

The Perico and Espejo blocks represented 100% of GeoPark Ecuador 2P D&M certified reserves.

The 2P D&M reserves in Ecuador were 100% oil.

The 2023 drilling campaign includes drilling of 3-4 gross appraisal and exploration wells in the Espejo and Perico blocks.

6 D&M best estimate.

Argentina

In November 2021, GeoPark accepted an offer to divest the Aguada Baguales, El Porvenir and Puesto Touquet blocks representing 100% of GeoPark’s reserves in Argentina for $16 million. The transaction closed in January 2022.

Net Present Value After Tax Summary

The table below details D&M certified NPV10 after tax as of December 31, 2022, as compared to 2021:

Country	Reserves Category	NPV10 After Tax 2022 ($ mm)	NPV10 After Tax 2021 ($ mm)

Colombia	1P	1,088	1,274
	2P	1,580	2,019
	3P	2,240	2,918
Chile	1P	41	52
	2P	159	223
	3P	320	409
Brazil	1P	26	46
	2P	33	52
	3P	35	54
Ecuador	1P	14	-
	2P	21	-
	3P	34	-
Argentina	1P	-	12
	2P	-	20
	3P	-	28
Total	1P	1,169	1,384
(D&M Certified)	2P	1,793	2,313
	3P	2,629	3,409

Tax Reform in Colombia

In November 2022 Colombia’s Congress approved a tax reform that contemplates an increase in the government take for the oil and gas industry that is effective beginning fiscal year 2023. The main impacts include provisions that prevent the deduction of royalties paid to the government from the income tax calculation and the establishment of a surcharge linked to Brent oil price.

After considering the recently approved tax reform, GeoPark’s consolidated NPV10 after tax of 1P and 2P reserves were lowered by approximately 10-12%7.

7 Based on internal estimates.

Oil Price Forecast

The price assumptions used to estimate the feasibility of PRMS reserves and NPV10 after tax in 2022 and 2021 D&M reports are detailed in the table below:

Brent Oil Price ($/bbl)	2023	2024	2025	2026	2027	2028 and forward

2022 Reserves Report	92.5	67.3	68.9	70.6	72.2	73.9-80.0
2021 Reserves Report	66.4	67.7	69.1	70.5	71.9	73.3-80.0

OTHER NEWS

Reporting Date for 4Q2022 Results Release, Conference Call and Webcast

GeoPark will report its 4Q2022 and Annual 2022 financial results on Wednesday, March 8, 2023 after the market close.

In conjunction with the 4Q2022 results press release, GeoPark management will host a conference call on March 9, 2023 at 10:00 am (Eastern Standard Time) to discuss the 4Q2022 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

 https://events.q4inc.com/attendee/741237333

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 844-200-6205

International Participants: +1 929-526-1599

Passcode: 824273

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:

Stacy Steimel Shareholder Value Director T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello Market Access Director T: +562 2242 9600	mbello@geo-park.com

Diego Gull Investor Relations Director T: +5411 4312 9400	dgully@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

1p	Proven Reserves

2p	Proven plus Probable Reserves

3p	Proven plus Probable plus Possible Reserves

boe	Barrels of oil equivalent (6,000 cf marketable gas per bbl of oil equivalent). Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

Certified Reserves	Refers to GeoPark working interest reserves before royalties paid in kind, independently evaluated by the petroleum consulting firm, DeGolyer and MacNaughton Corp. (D&M)

EUR	Estimated Ultimate Recovery

mboed	Thousands of barrels of oil equivalent per day

mmboed	Millions of barrels of oil equivalent per day

mmbbl	Millions of barrels of oil

mcfpd	Thousands of standard cubic feet per day

mmcfpd	Millions of standard cubic feet per day

NPV10 After Tax	Net Present Value after tax discounted at 10% rate

PD	Proven Developed Reserves

PUD	Proven Undeveloped Reserves

PRMS	Petroleum Resources Management System

RLI	Reserve Life Index

RRR	Reserve Replacement Ratio

sq km	Square kilometers

WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein include fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company's properties may vary from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including NPV10 after tax and NPV10 after tax/share estimations, our reserves, the estimated future revenues, capital expenditures, Adjusted EBITDA, free cash flows, expected production guidance, oil price forecast and shareholder returns. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

This press release contains a number of oil and gas metrics, including NPV after tax per share, reserve life index, net debt-adjusted NPV per share, etc., which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that SEC guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 after tax for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: February 3, 2023